Exhibit 99.1

FOR IMMEDIATE RELEASE

Eco Wave Power Secures Final Permit for Pioneering Wave Energy Project in the Port of Los Angeles

March 31, 2025 – Los Angeles, CA – Eco Wave Power (“Eco Wave Power” or the “Company”) (Nasdaq: WAVE), a leading onshore wave energy technology company, is pleased to announce that it has been granted Revocable Permit 25-05 by the Port of Los Angeles for the construction and demonstration of its innovative wave energy technology at Berth 70 in San Pedro, California. The permit was approved and executed on behalf of the Executive Director, Eugene D. Seroka on March 27, 2025.

This permit is the final approval required for Eco Wave Power to commence construction of its pilot project, following it receiving a federal Nationwide Permit (NWP) 52 for Water-Based Renewable Energy Generation Pilot Projects granted by the U.S. Army Corps of Engineers in November 2024. With all necessary permits secured, the Company is set to move forward with implementation, which is expected to be completed within 2-3 months.

The pilot project, co-funded by Shell Marine Renewable Energy (“Shell MRE”), marks a significant milestone in advancing clean energy solutions by utilizing wave power to generate electricity. Under the permit, Eco Wave Power is authorized to utilize approximately 10,396 square feet of land and 2,016 square feet of water area for the installation and operation of its cutting-edge wave energy conversion system.

The project, developed in partnership with AltaSea at the Port of Los Angeles, will involve installing up to eight wave energy floaters on the piles of an existing concrete wharf structure at Municipal Pier One. An energy conversion unit, consisting of two 20-foot shipping containers, will be placed on the wharf deck and connected to the floaters. With the conversion unit already shipped and located on-site, Eco Wave Power plans to complete installation by the end of the second quarter of 2025.

“This permit represents a major step forward for Eco Wave Power’s expansion into the U.S. market,” said Inna Braverman, CEO of Eco Wave Power. “We are excited to collaborate with the Port of Los Angeles, AltaSea, and Shell MRE to bring our innovative, sustainable energy technology to one of the most significant ports in the country.”

Terry Tamminen, CEO of AltaSea, added: “At AltaSea, we are dedicated to fostering cutting-edge solutions for the blue economy, and Eco Wave Power’s innovative technology is a prime example of that commitment. We are thrilled to support this project as it sets the stage for wave energy’s viability in the U.S.”

The U.S. Department of Energy’s National Renewable Energy Laboratory estimates that wave energy has the potential to generate over 1,400 terawatt-hours per year—enough to power approximately 130 million homes. This pilot project is a crucial step toward the commercialization of wave energy as a reliable and clean source of renewable power, further strengthening Eco Wave Power’s position as a leader in the industry.

Eco Wave Power remains dedicated to driving forward the global transition to clean energy by pioneering wave power technology. This pilot project is expected to serve as a model for future large-scale wave energy installations across the United States and beyond.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company revolutionizing clean energy with its patented, smart, and cost-efficient technology that converts ocean and sea waves into sustainable electricity.

Dedicated to combating climate change, Eco Wave Power operates the first grid-connected wave energy system in Israel, co-funded by EDF Renewables IL and the Israeli Energy Ministry, which recognized the technology as a "Pioneering Technology."

Expanding globally, Eco Wave Power is preparing to install projects at the Port of Los Angeles, Taiwan, and Portugal, adding to its impressive project pipeline totalling 404.7 MW. The company has received support from prestigious institutions such as the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and was honoured with the United Nations' Global Climate Action Award.

Eco Wave Power's American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. Learn more at www.ecowavepower.com.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact the company at: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses: the Company’s prospective implementation and timeline of its pilot project; the belief that this pilot project marks a significant milestone in advancing clean energy solutions; the prospective implementation schedule; the belief that this permit represents a major step forward for the Company’s expansion into the U.S. market; the belief that the Company’s technology fosters a cutting-edge solution for the blue economy; the belief that that wave energy has the potential to generate over 1,400 terawatt-hours per year; that this pilot project is a crucial step toward the commercialization of wave energy as a reliable and clean source of renewable power, further strengthening the Company’s position as a leader in the industry; and that this pilot project is expected to serve as a model for future large-scale wave energy installations. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.